SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                              (Name of the Issuer)


                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                      (Name of Person(s) Filing Statement)


                             Special Preferred Stock
                           ($.01 par value per share)
                           --------------------------
                         (Title of Class of Securities)


                                   33761X 206
                                   ----------
                      (CUSIP Number of Class of Securities)


                                James R. Hawkins
                         FirstCity Financial Corporation
                               6400 Imperial Drive
                                Waco, Texas 76712
                                 (817) 751-1750
               ----------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)

                                    Copy to:

                                 Steven D. Rubin
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002


                                  June 18, 1997
                                  -------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
               Transaction
                Valuation                           Amount Of Filing Fee
--------------------------------------------------------------------------------
             $44,720,933.25(1)                              $8,944.19


(1) Such a fee comprises one-fiftieth of one percent of the aggregate amount of $44,720,933.25. This amount is based upon the exchange of each outstanding share of Special Preferred Stock, $.01 par value per share, for one share of the Company's New Preferred Stock, $.01 par value per share. The Exchange Offer is conditional upon at least 1,500,000 shares of Special Preferred Stock, having an aggregate liquidation/redemption preference equal to at least $31,500,000 being validly tendered and not withdrawn prior to 12:00 midnight, New York City time on July 18, 1997. Currently there are 1,923,481 shares of Special Preferred Stock outstanding.



        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                  Amount previously paid:   Not Applicable.

                  Form or registration no.: Not Applicable.

                  Filing party:             Not Applicable.

                  Date filed:               Not Applicable.

ITEM 1.           SECURITY AND ISSUER.

                  (a) The name of the issuer of the security to which this statement relates is FirstCity Financial Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 6400 Imperial Drive, Waco, Texas, 76712.

                  (b) This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") relates to a tender offer by the Company to exchange each share of its outstanding Special Preferred Stock, $.01 par value per share ("Special Preferred Stock"), for one share of the Company's New Preferred Stock, $.01 par value per share ("New Preferred Stock"), upon the terms and subject to the conditions set forth in the Exchange Offer dated June 18, 1997 (the "Exchange Offer") and in the related Letter of Transmittal (the "Letter of Transmittal").

                  As of June 17, 1997 there are 1,923,481 issued and outstanding shares of Special Preferred Stock.

                  The Exchange Offer and the Letter of Transmittal together constitute the "Offer" and are annexed to and filed with this Statement as Exhibits (a)(1) and (a)(2), respectively.

                  As to participation in the Exchange Offer by officers, directors or affiliates of the Company, the information set forth in the Offer to Exchange under the caption "Certain Considerations Related to the Exchange Offer--Interests in the Special Preferred Stock" is incorporated herein by reference.

                  (c) The information set forth under the caption "Market Information" in the Offer to Exchange is incorporated herein by reference.

                  (d) Not applicable.

ITEM 2.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(b) The information set forth in the Offer to Exchange under the captions "The Exchange Offer--General," "The Exchange Offer--Conditions," "Description of the New Preferred Stock," "Description of the Outstanding Capital Stock of the Company," "The Exchange Offer--Terms of the Exchange Offer," and "Summary--The Exchange Offer," "Summary--Conditions to the Exchange Offer," is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  (a-j) The information set forth in the Offer to Exchange under the captions "Summary--The Company," "Risk Factors--Reliance on Key Personnel," "Risk Factors--Influence of Certain Stockholders," "Risk Factors--Recent Developments," "Risk Factors--Continuing Need for Recourse and Non-Recourse Financing and Equity Investments," and "Special Factors Related to the Exchange Offer--Background and Purposes of and Alternatives to the Exchange Offer" is incorporated herein by reference.




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
ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER.

                  Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  Not applicable.

ITEM 6.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in the Offer to Exchange under the caption "The Exchange Offer--Expenses and Fees" and "The Exchange
Offer--Miscellaneous" is incorporated herein by reference.

ITEM 7.           FINANCIAL INFORMATION.

                  The incorporation by reference herein of the financial information described below does not constitute an admission that such information is material to the Special Preferred Stockholders' decision to tender or hold the Special Preferred Stock being sought in the Offer of Exchange.

                  (a)-(b) The information set forth in the Exchange Offer under the captions "Capitalization," "FirstCity Selected Historical Financial Data," "Pro Forma Effects of the Exchange Offer," and the "Pro Forma Effects of the Exchange Offer and the Harbor Merger" is incorporated herein by reference.

ITEM 8.           ADDITIONAL INFORMATION.

                  (a) Not applicable.

                  (b) The information set forth in the Offer to Exchange under the caption "The Exchange Offer--Conditions" is incorporated herein by reference. The Company must comply with various sections of the Securities Act of 1933, as amended, and by the Exchange Act, and certain of the rules promulgated thereunder. The Company must also comply with the various requirements of state "blue sky" laws.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) The information set forth in the Offer to Exchange and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively is incorporated herein by reference.




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
ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

               (a)(1)   Offer to Exchange of the Company, dated June 18, 1997.

                  (2)   Letter of Transmittal.

                  (3) Letter sent from the Company to the holders of the Special Preferred Stock, dated June 18, 1997.

                  (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 18, 1997.

                  (5)   Notice of Guaranteed Delivery.

               (b)      None.

               (c)(1)   None.

               (d)      None.

               (e)      Not applicable.

               (f)      Not applicable.







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

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           FIRSTCITY FINANCIAL CORPORATION


                           By:     /s/ James R. Hawkins
                                   --------------------------------------
                           Name:   James R. Hawkins
                           Title:  Chairman of the Board, Chief Executive
                                     Officer and Director



June 17, 1997



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
                                  EXHIBIT INDEX


Exhibit
Number            Description

(a)(1)            Offer to Exchange, dated June 18, 1997.

   (2)            Letter of Transmittal.

   (3) Letter sent from the Company to the Holders of Special Preferred Stock, dated June 18, 1997.

   (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 18, 1997.

   (5)            Notice of Guaranteed Delivery.

   (6)            Press release of FirstCity dated June 16, 1997.






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